SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH September 20, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	September 20, 2007

New TAM Air Network to Take Effect October 1

Operations at Brazil's Congonhas airport will adhere to CONAC resolutions

São Paulo, September 20, 2007 –TAM (Bovespa: TAMM4; NYSE: TAM) will operate a new domestic air network beginning October 1 in accordance with provisions of Resolution 6 of the National Civil Aviation Council (CONAC). Flights departing from Congonhas Airport will observe a 1,000 kilometer distance limit, and connections between airports will be direct, eliminating stopovers and connections, within a limit of 33 movements per hour (landings and takeoffs) for regular flights.

With these changes, TAM will operate direct flights from Congonhas to 19 airports: Santos Dumont and Tom Jobim (Rio de Janeiro); Brasilia; Campo Grande; Confins; Curitiba; Caxias do Sul; Florianopolis; Goiania; Foz do Iguacu; Joinville; Londrina; Maringa; Navegantes; Porto Alegre; Ribeirao Preto; Sao Jose do Rio Preto; Uberlandia and Vitoria. Destinations located in the northern and northeastern regions and Cuiaba, state capital of Mato Grosso, will be served by Guarulhos Airport. The new air network is subject to approval by the National Civil Aviation Agency (ANAC).

The changes at the Congonhas airport should impact daily airplane use by half a flight hour approximately of the total air network, which will not compromise the guidance cost reduction for 2007, that is, the 7% minimum CASK reduction, excluding fuel in BR GAAP.

Investor Relations:	Press Agency Contact:
Phone: (55) (11) 5582-9715	Phone: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ir

About TAM:
TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than four years, and held a 49.3% domestic market share and 65.3% international market share at the end of August 2007. TAM operates regular flights to 47 destinations throughout Brazil. It serves 81 different cities in the domestic market through regional alliances Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 4.0 million subscribers and has awarded more than 4.3 million tickets.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 20, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.